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                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         AMENDMENT NO. 8
                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934

                     MICRON TECHNOLOGY, INC.
                        (Name of Issuer)

                  Common Stock, $.10 par value
                 (Title of Class of Securities)

                            595112-4
                         (CUSIP Number)

                     Jacques K. Meguire, Esq.
                       Kenda K. Tomes, Esq.
                  SONNENSCHEIN NATH & ROSENTHAL
                        8000 Sears Tower
                     Chicago, Illinois  60606
                    Telephone:  (312) 876-8000
         (Name, Address and Telephone Number of Persons
        Authorized to Receive Notices and Communications)


                         July 12,1996
     (Date of Event which Requires Filing of this Statement)


  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ]

  Check the following box if a fee is being paid with this statement [ ].

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

                (Continued on following page(s))
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CUSIP NUMBER  595112-4
_________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     J.R. Simplot Company
_________________________________________________________________

 2   CHECK THE APPROPRIATE BOX                         (a) [ ]
     IF A MEMBER OF A GROUP                            (b) [X]
_________________________________________________________________

3    SEC USE ONLY
_________________________________________________________________

4    SOURCE OF FUNDS*                                       [00]
_________________________________________________________________

    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]
_________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION         State of Nevada
_________________________________________________________________
                                :
                                :  (7)  SOLE VOTING POWER
                                :       26,299,000
                                :________________________________
                                :
                                :  (8)  SHARED VOTING POWER
                                :       -0-
NUMBER OF SHARES BENEFICIALLY   :________________________________
OWNED BY EACH REPORTING         :
PERSON WITH                     :  (9)  SOLE DISPOSITIVE POWER
                                :       26,299,000
                                :________________________________
                                :
                                : (10)  SHARED DISPOSITIVE POWER
                                :       -0-
________________________________:________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     26,299,000
_________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                         [ ]
_________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     12.6%
_________________________________________________________________

14   TYPE OF REPORTING PERSON                               CO
________________________________________________________________
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     This Amendment No. 8 to Schedule 13D (the "Schedule 13D") is
being filed on behalf of J.R. Simplot Company (the "Company") to further amend the Schedule 13D as originally filed on February
20, 1992, as subsequently amended and restated by Amendment No. 4 to Schedule 13D filed on November 29, 1995 by the Company,
Simplot Canada Limited, John R. Simplot, the J.R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989 and JRS Properties, L.P. (collectively the "Reporting Persons") and as subsequently amended. Capitalized terms used herein and not otherwise defined have the same meanings as provided in the Amendment No. 4 to Schedule 13D. This Amendment No. 8 does not amend any information with respect any Reporting Person except the Company.

Item 4. Purpose of Transaction, is hereby amended by adding the following thereto:

     (a) The Company expects that it will shortly enter into a series of agreements with Canadian Imperial Bank of Commerce ("CIBC") pursuant to which the Company would hedge the investment risk associated with its ownership of 2,600,000 shares of Common Stock (the "Shares"). These 2,600,000 shares are in addition to the 2,400,000 shares referred to under Item 4(a) of Amendment
No. 7 to Schedule 13D (filed on July 11, 1996).

     The Company's agreements with CIBC regarding the Shares would include, among other things, a forward sale of the Shares to CIBC, a nonrecourse loan agreement under which the Company would borrow an aggregate of approximately $50 million from CIBC to fund the Company's capital requirements in its core businesses, and a pledge of the Shares to secure the Company's obligations under the forward sale and the loan agreement. (This $50 million amount would be in addition to the $45 million loan amount referred to under Item 4(a) of Amendment No. 7 to Schedule 13D.) The Company understands that CIBC Wood Gundy Securities Corp., an affiliate of CIBC, has hedged CIBC's anticipated obligations under the forward sale.

     (b)-(j) Not applicable.

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                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 12,1996

J. R. Simplot Company

By:     /s/ RONALD N. GRAVES
Title:  Secretary